September 12, 2007

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  FMG Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 15, 2007
File No. 333-143466

Dear Mr. Reynolds:

On behalf of FMG Acquisition Corporation (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement of the Company on Form S-1 (the “Registration Statement”). Marked courtesy copies of this filing are being sent via overnight mail to Ronald Alper, Esq.

This letter is being sent in response to the Staff’s comments to Amendment No. 2 to the Registration Statement on Form S-1, filed August 15, 2007. The Staff’s comments are set forth in a letter from John Reynolds, Assistant Director, addressed to Gordon Pratt, Chairman, President and Chief Executive Officer of the Company, dated September 11, 2007.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

General

1.	If you add or delete significant information other than in response to a staff comment, please identify those changes in your response letter.

We acknowledge the Staff’s comment and will clearly identify such changes in the future.

2.	In addition to identifying the section of the amended registration statement where changes appear, please also include the page number(s) of the amended registration statement where changes appear.

We acknowledge the Staff’s comment and will clearly identify the page numbers where such changes appear in the future.

In response to Items 1 and 2, we inform the Staff that (1) we have added some clarification language on page 13, changing “their stock” to “their shares of common stock” and (2) on page 72, we have slightly modified the management biography of Gordon Pratt.

Proposed Business, page 54

Conversion Rights, page 60

3.
We note your response to prior comment five. Please revise the reference to $35 on page 61 to address the possibility that electing conversion would be cost-prohibitive for shareholders owing very few shares, which may be worth, based on trading prices, a total of approximately $35 or less.

We have revised the disclosure set forth on page 62 to address the possibility that electing conversion could be cost-prohibitive for shareholders.

4.
Please revise the statement on page 61 that requiring physical or electronic tendering shares “would not result in any increased cost to stockholders” to take into account the possibility that shareholders elect conversion but the transaction is not approved. In such event, it appears that a shareholder might have to pay $35 to elect conversion when it would otherwise not be required.

We have revised the disclosure set forth on page 62 to indicate the possibility that shareholders may elect conversion with respect to a particular business combination transaction that is not approved.

5.	Also, please revise page 61 to delete the reference to a “put” right, which would suggest that shareholders have the right to force the company to purchase their shares.

We have deleted the reference to a “put” right on page 62 of Amendment No. 3.

6.
Please add a risk factor discussing the extra steps required to convert, the additional burden this places upon shareholders, and the time pressures and additional cost incurred as a result of this step.

We have added a risk factor to page 24 of Amendment No. 3 discussing the extra steps required to convert, the additional burden this may place upon shareholders, and the time pressures and additional cost incurred as a result of this step.

7.
Please provide the basis for your statement that the delivery process can be completed in hours. Discuss whether there are situations where the delivery process could take longer for shareholders who own their shares through a broker or bank agent.

We have revised page 62 of Amendment No. 3 to provide a basis for the statement that the delivery process can be completed in hours.

8.
Please tell us whether there will be a minimum number of days between the mailing of the proxy statement and the vote to allow sufficient time to shareholders to complete the additional steps to convert.

We have revised page 62 of Amendment No. 3 to indicate there will be not less than 10 nor more than 60 days between the mailing of the proxy statement and the vote.

If you have any questions, please contact the undersigned at (860) 677-2701 or Adam Mimeles, Esq. at 212-370-1300.

Very truly yours,

FMG ACQUISITION CORPORATION

By:	/s/ Gordon Pratt
Gordon Pratt
Chairman, President & Chief Executive Officer